SANDVIK

Page

Our date	Our reference
2002-05-08	gb020513
Your date	Your reference

Attending to this matter, tel. direct line, fax direct line
KF/Båtelsson, +46 26 261020

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

02034679

02 JUN 10 AM 11:34

PROCESSED
JUN 13 2002
THOMSON FINANCIAL

Attention: Office of International Corporate Finance, Mr Samuel Wolff, Special Counsel

SUPPL

Re: Exemption Under Exchange Act Rule 12g3-2(b); Commission File No, 82-1463

Dear Sir:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Interim Report, first quarter 2002, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,
SANDVIK AKTIEBOLAG; (publ)

Gunnar Båtelsson
Group Treasurer and VP Finance

dlw 6/10

8

SANDVIK AB
Interim Report, first quarter 2002

- ***Profit after financial items SEK 1,261 M, 11% of invoicing***
- ***Invoicing: SEK 11,800 M, down 2%***
- ***Order intake increased from fourth quarter 2001***
- ***Number of employees declined by 450***
- ***Walter Group consolidated from 25 February***

Key figures SEK M	Q1 2002	Q1 2001	Change %	Full-year 2001
Order intake	**12 830**	12 570	+2 [1]	47 900
Invoiced sales	**11 800**	12 050	-2 [2]	48 900
Operating profit	**1 421**	1 640	-13	6 103 [3]
%	**12**	14		12
Profit after financial items	**1 261**	1 525	-17	5 606 [3]
%	**11**	13		11
Earnings per share, SEK[4]	**14.00**	13.80		14.40
Return on net assets, %	**16.2**	19.6		17.4

1) -6% at fixed exchange rates for comparable units.
2) -12% at fixed exchange rates for comparable units.
3) Including items affecting comparability SEK +340 M for full-year 2001.
4) Most recent 12 months.

Short-term market outlook*

No significant change in the demand situation is expected for Sandvik in the near future. The process of change under way in the Group is proceeding as planned, which means that higher efficiency and cost savings successively affect profitability positively. The readiness is high to capitalize on a future increase in demand.

* ***Previous short-term market outlook (published 14 February 2002)***
Demand is expected to remain weak in the near future. An extensive program of change is under way within the Group to further enhance efficiency and reduce cost levels. At the same time, the Group is ready to capitalize on business opportunities in the event of increased demand.

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB Koncernstab Information SE-811 81 SANDVIKEN	Reg.No. 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 00 10	+46 26 26 10 43

K 003

First quarter 2002

Sales (see appendix 2)



Order intake by quarter, SEK M
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
99
00
01
02



Invoiced sales by quarter, SEK M
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
99
00
01
02

Order intake in the first quarter amounted to SEK 12,830 M (12,570), an increase of 2% in total but a decline of 6% at fixed exchange rates for comparable units. For Sandvik Mining and Construction the order intake increased, while it declined for Sandvik Tooling and Sandvik Specialty Steels compared with the first quarter in the preceding year. Acquisitions contributed positively with 6%.

Order intake – Development by market area

Market area	Order intake SEK M	Share %	Change* Q1 2001 %	Change* Q4 2001 %
EU	5 346	42	-9	+10
Rest of Europe	887	7	-19	+21
Europe total	**6 233**	**49**	**-10**	**+11**
NAFTA	2 967	23	-7	+19
South America	598	5	0	+10
Africa/Middle East	660	5	+3	+13
Asia/Australia	2 372	18	-1	+11
Total	**12 830**	**100**	**-6**	**+13**

* at fixed exchange rates for comparable units.

The lower order intake, down 6%, for comparable units in relation to the first quarter a year earlier should be viewed taking into consideration that the global business climate was very strong at the beginning of 2001. Accordingly, a comparison with the fourth quarter of 2001 is more relevant even if a certain seasonal effect should be taken into account. Compared with the fourth quarter of 2001, the increase was 13% at fixed exchange rates for comparable units. All market areas and business areas showed an increase. Sandvik Mining and Construction reported a continued strong development and the trend was now positive also for Sandvik Specialty Steels and Sandvik Tooling.

The activity in the general engineering industry remained weak in Europe but increased somewhat in NAFTA compared with the fourth quarter. Total demand in the automotive industry in Europe declined, but varied between markets. In contrast, an increased rate of production was noted in NAFTA within the automotive industry. Activity in the commercial aerospace industry continued to decrease. Demand in the electronics industry showed, after a sharp decline, a tendency toward leveling out. Order intake from the mining and construction industry, offshore and energy industry remained favorable.

Invoicing amounted to SEK 11,800 M (12,050), a decrease of 2% in total and 12% at fixed exchange rates for comparable units. The increase from acquisitions was 7%. Higher currency rates affected invoicing positively by 3%. Invoicing declined for all business areas compared with the year-earlier period. The decline was sharpest in NAFTA and Europe. Sales in Africa, China and Australia remained high and were largely unchanged compared with a year earlier.

Order intake was slightly more than SEK 1,000 M, or 9%, higher than invoicing in the first quarter.

Earnings, cash flow and return (see appendix 1)


SEK M
Quarter
Operating Profit *
SEK M
Rolling
4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
0
8 000
6 000
4 000
2 000
0
99
00
01
02
Quarter
Rolling 12 months

* excl. items affecting comparability 1999 and 2000


Return * (Rolling 12-months)
25%
20%
15%
10%
5%
0%
99
00
01
02
Return on capital employed
Return on equity

Operating profit in the first quarter amounted to SEK 1,421 M (1,640), 12% of invoicing. This was a decrease of 13% compared with the preceding year. Changes in currency exchange rates had a positive effect of about SEK 150 M. The new accounting principle for capitalizing certain development costs affected earnings positively by about SEK 50 M. Operating profit for Sandvik Mining and Construction rose 13% and was the highest since the business area was formed. Sandvik Specialty Steel's earnings declined by 12%, which should be viewed taking into account lower volumes. Sandvik Tooling reported a 20% decrease in earnings, which was attributable to lower volumes.

Net financial expense was SEK 160 M (expense: 115). The increase was due to higher level of debt. Profit after net financial items was down 17% to SEK 1,261 M, 11% of invoicing. The tax rate was 35% and net profit amounted to SEK 768 M (901). Earnings per share were SEK 3.10 (3.50) in the quarter and SEK 14.00 in the past 12 months (SEK 14.40 for full-year 2001).

Investments in fixed assets amounted to SEK 390 M and acquisitions to SEK 811 M. Cash flow from operations amounted to SEK 1,289 M, an increase of SEK 320 M compared with a year earlier. The change was due mainly to a positive trend in development of working capital. Cash flow after investment activities was SEK 265 M.

The return on capital employed during the past 12 months amounted to 16.2% (17.4% for full-year 2001) and the return on equity amounted to 14.8% (15.5). Interest-bearing liabilities and provisions less liquid funds resulted in a net debt of SEK 10,545 M (SEK 9,964 M at 31 December 2001). Liquid funds amounted to SEK 2,018 M (2,258) and loans to SEK 10,440 M (10,183).

The number of shares outstanding was 250,501,850. Equity per share was SEK 95.60 (95.50) and the equity/assets ratio was 50% (50). Net debt/equity ratio was 0.4 (0.4).

The number of employees amounted to 36,323 (34,848) at the end of the period including Walter. For comparable units, the number of employees declined by 450 during the quarter.

Key figures	Q1 2002	Q1 2001	Full-year 2001
No. of shares at end of period ('000)	**250 502**	258 696	251 025
Earnings per share, SEK*	**14.00**	13.80	14.40
After full dilution**	**13.80**	13.60	14.30
Return on capital employed	**16.2%**	19.6%	17.4%
Return on shareholders' equity	**14.8%**	16.0%	15.5%
Net debt/equity ratio	**0.4**	0.3	0.4

* most recent 12 months: Earnings divided by average number of outstanding shares 253,875,400.

** average no. of shares after full dilution by outstanding convertible and option programs amounts to 258,796,400.

Accounting principles

This report has been prepared in accordance with the Swedish Financial Accounting Standards Council's recommendation RR20. As of 2002, an additional number of recommendations from the Swedish Financial Accounting Standards Council became effective, of which only RR15 Intangible Assets has had any effect on earnings for the year.

Buy-back of shares

At 31 March 2002, Sandvik's holding of own shares (treasury stock) totaled 8,197,000, corresponding to 3.2% of the total number of shares (258,698,850). The amount paid was SEK 1,784 M. In accordance with the decision at the Annual General Meeting in May 2001, Sandvik is authorized to repurchase a total of 12,934,800 shares, corresponding to 5% of the total number of shares. The authorization is valid for the period up to the date of the next Annual General Meeting.

Business areas (see appendix 2) – First quarter 2002

Sandvik Tooling

SEK M	Q1 2002	Q1 2001	Change %	Full-year 2001
Order intake	**4 274**	4 425	-11 *	16 355
Invoiced sales	**4 107**	4 258	-12 *	16 561
Operating profit	**701**	878	-20	2 964
%	**17**	21		18

* at fixed exchange rates for comparable units.

Sandvik Tooling's order intake amounted to SEK 4,274 M (4,425), an 11% decrease compared with a year earlier at fixed exchange rates for comparable units. The development was most negative for high-speed steel tools and cemented-carbide blanks. The decline compared with a year earlier applied mainly to NAFTA, South America and the EU. However, order intake remained strong in Eastern Europe and Asia/Australia, particularly in China as well as in Southeast Asia.

Since the fourth quarter 2001, order intake increased by 7% at fixed exchange rates for comparable units. Demand increased in Eastern Europe, Asia/Australia as well as in NAFTA. Order intake in EU declined somewhat.

Invoicing amounted to SEK 4,107 M (4,258), which was a drop of 12% compared with the first quarter of 2001 at fixed exchange rates for comparable units.

Operating profit declined compared with a year earlier by 20% and amounted to SEK 701 M (878), or 17% of invoicing. The decrease was attributable to lower sales volume and rate of production. The operating margin increased compared with the preceding quarter, even after taking into account items of a nonrecurring nature that were charged against earnings in the fourth quarter of 2001.

The restructuring program announced in November 2001 is proceeding as planned. A concentration of the number of production and logistics units is expected to result in a reduction in the number of employees by about 1,000. The goal is to achieve an annual earnings improvement of slightly more than SEK 500 M from the end of 2002. Among other areas, consolidation of production units is under way in the UK, Germany and France. In the US, it was decided to consolidate operations within Precision Twist Drill, which will result in a reduction of 250 employees.

During the quarter, the number of employees declined by 250 for comparable units. In addition, a decision has been made on a reduction of 210 persons at Sandvik Coromant in Gimo, Sweden, which will have full effect during the third quarter.

Walter, the acquired German group, was consolidated as of 25 February and was included in the amount of SEK 227 M in order intake and SEK 198 M in sales. The net positive effect on Sandvik Tooling's operating profit was SEK 10 M.

Sandvik Mining and Construction

SEK M	Q1 2002	Q1 2001	Change %	Full-year 2001
Order intake	**3 936**	3 171	+7 *	13 407
Invoiced sales	**3 464**	2 984	-3 *	13 501
Operating profit	**355**	315	+13	1 348
%	**10**	11		10

* at fixed exchange rates for comparable units.

Sandvik Mining and Construction's order intake amounted to SEK 3,936 M (3,171), which was an increase of 7% at fixed exchange rates for comparable units and of 24% at current exchange rates and including acquisitions. Demand remained favorable, particularly in the mining industry in Africa and Australia despite declining activity in the coal area. Demand in the civil engineering industry varied, with an increase in NAFTA and certain countries in Asia. It was largely unchanged in Europe. Sandvik Rock Processing reported a strong development, with several major orders for crushers in Chile, among other markets.

Since the fourth quarter, order intake increased by 22% at fixed exchange rates for comparable units.

Invoicing amounted to SEK 3,464 M (2,984), a decline of 3% compared with the first quarter of 2001 at fixed exchange rates for comparable units.

Operating profit amounted to SEK 355 M (315), or 10% of invoicing, an increase of 13%. The earnings improvement was due to a positive volume development, higher productivity and a continued adjustment of the cost level.

Sandvik Specialty Steels

SEK M	Q1 2002	Q1 2001	Change %	Full-year 2001
Order intake	**3 562**	3 842	-10 *	13 843
Invoiced sales	**3 200**	3 690	-16 *	14 528
Operating profit	**278**	317	-12	1 281
%	**9**	9		9

* at fixed exchange rates for comparable units.

Sandvik Specialty Steels' order intake in the first quarter amounted to SEK 3,562 M (3,842), a decline compared with a year earlier of 10% at fixed exchange rates for comparable units. The market situation improved somewhat during the quarter and the corresponding increase was 15% compared with the fourth quarter of 2001. Demand in the consumer-related customer segment, such as the automotive and electronics industries, leveled out, and demand remained favorable for products to the oil/gas and energy industry. Since the fourth quarter of 2001, order intake increased within the EU as well as in NAFTA and Asia/Australia.

Invoicing amounted to SEK 3,200 M (3,690). The decline at fixed exchange rates for comparable units was 16%.

Operating profit amounted to SEK 278 M (317), or 9% of invoiced sales. The drop in earnings compared with a year earlier was attributable to lower volumes. As a result of a better product mix, cost savings and continued personnel reductions, however, the operating margin was unchanged at 9%. The effect on earnings of higher prices for nickel in inventories was marginal. During the quarter, the number of employees decreased by about 130.

Structural changes

- In mid-February, an alignment of wire production capacity within Sandvik Steel was announced. Profitability for the Wire Division is clearly unsatisfactory, which is due mainly to total production capacity being too high. A review shows that the current five production units should be reduced to four to increase efficiency, reduce costs and increase profitability.

- Sandvik reached an agreement in February with the principal owners of Walter AG to complete the acquisition. This meant that Sandvik is consolidating the Walter Group as of 25 February. At 30 March, Sandvik's ownership interest was 77%.

- Sandvik's interest in the associated company Avesta Sandvik Tube AB was reduced from 25% to 17%. The company has changed name to AvestaPolarit Stainless Tube AB.

- At the end of April, a consolidation of operations in Precision Twist Drill in the US was announced. One of the major actions is that production in Rhinelander, Wisconsin, is being transferred to Crystal Lake, Illinois, which will result in a reduction of about 250 employees.

New President

On 16 January 2002, the Board of Directors announced that Clas Åke Hedström, President and CEO of Sandvik AB, will leave his position in conjunction with the Annual General Meeting on 7 May 2002. Clas Åke Hedström will be 63 in July and has been employed with the company for 37 years, of which eight as President.

The Board of Directors has appointed Lars Pettersson, 47, as new President and CEO, as of 7 May 2002. Pettersson is currently Executive Vice President of the Group, President of Sandvik Specialty Steels Business Area and President of the Business Sector Sandvik Steel.

Peter Gossas, Executive Vice President of Sandvik Steel and head of the company's Tube Division has been appointed the new President of Sandvik Steel, effective 7 May 2002.

Sandviken, 7 May 2002

Sandvik AB; (publ)

Clas Åke Hedström
President and CEO

Appendices:
1. Group summary
2. Invoicing and operating profit

The interim report for the first quarter of 2002 has not been audited by the Company's auditors. The next interim report will be published on 7 August 2002 covering the first six months of 2002.

For additional information, please call +46 (0)26-26 10 01

A telephone conference will be held on 7 May, 5:00 p.m.
For further information visit www.sandvik.com.

Consolidated Financial Information, SEK M

Income statement	Q1 2002	Q1 2001	Full-year 2001
Invoiced sales	**11 800**	12 050	48 900
Cost of goods sold	**-8 054**	-7 940	-33 978
Gross profit	**3 746**	4 110	14 922
Selling, general and administrative expenses	**-2 318**	-2 331	-9 288
Other operating income and expenses	**-7**	-139	+129
Items affecting comparability			+340
Operating profit	**1 421**	1 640	6 103
Financial income and expenses, net	**-160**	-115	-497
Profit after financial items	**1 261**	1 525	5 606
Taxes	**-446**	-558	-1 712
Minority interests	**-47**	-66	-206
Net profit	**768**	901	3 688
Earnings per share, SEK	**14.00**	13.80	14.40

Cash-flow statement			
Profit after financial items	**1 261**	1 525	5 606
Items not affecting cash flow	**-46**	+197	-579
Reversal of depreciation	**+635**	+581	+2 446
Taxes paid	**-415**	-534	-1 762
Change in inventories	**-50**	-967	-583
Change in current receivables and operating liabilities	**-96**	+167	-35
Cash flow from operating activities	**1 289**	969	5 093
Investments, acquisitions and divestments	**-1 024**	-588	-3 873
Change in short- and long-term loans	**-332**	-595	4 137
Buy-back of own shares	**-124**		-1 660
Payment to newly established pension funds			-1 070
Dividends paid			-2 554
Net cash flow	**-191**	-214	73
Liquid funds at beginning of period	**2 258**	2 097	2 097
Exchange-rate differences in liquid funds	**-49**	+63	+88
Liquid funds at end of period	**2 018**	1 946	2 258

Balance sheet	Q1 2002	Q1 2001	Full-year 2001
Fixed assets	**22 388**	19 867	22 505
Inventories	**13 402**	12 554	12 953
Current receivables	**12 682**	12 506	11 833
Liquid assets	**2 018**	1 946	2 258
Total assets	**50 490**	46 873	49 549
Shareholders' equity	**23 950**	24 817	23 972
Minority interests	**1 226**	1 023	967
Interest-bearing provisions and liabilities	**12 564**	8 446	12 222
Non-interest-bearing provisions and liabilities	**12 750**	12 587	12 388
Total provisions, liabilities and shareholders' equity	**50 490**	46 873	49 549

Change in shareholders' equity			
Opening equity as shown in approved balance sheet	**23 972**	22 472	22 472
Effect of change in accounting principles	**-**	547	547
Opening equity adjusted to new principles	**23 972**	23 019	23 019
Effect of change in exchange rates	**-666**	897	1 253
Dividend to shareholders	**-**	-	-2 328
Buy-back of own shares	**-124**	-	-1 660
Result of the period	**768**	901	3 688
Closing balance	**23 950**	24 817	23 972

Invoiced sales by market area, SEK M	Q1 2001	Q2 2001	Q3 2001	Q4 2001	Full-year 2001	**Q1 2002**	Change %	Change % [1]
EU	5 137	5 047	4 326	5 188	19 698	**4 833**	-6	-12
Rest of Europe	853	899	902	912	3 566	**842**	-1	-9
Europe total	5 990	5 946	5 228	6 100	23 264	**5 675**	-5	-12
NAFTA	2 960	2 969	2 855	2 759	11 543	**2 799**	-5	-17
South America	451	526	475	561	2 013	**527**	+17	-19
Africa/Middle East	611	616	603	681	2 511	**610**	0	0
Asia/Australia	2 038	2 383	2 469	2 679	9 569	**2 189**	+7	-10
Group total	12 050	12 440	11 630	12 780	48 900	**11 800**	-2	-12

Order intake by business area, SEK M	Q1 2001	Q2 2001	Q3 2001	Q4 2001	Full-year 2001	**Q1 2002**	Change %	Change % [1]
Sandvik Tooling	4 425	4 253	3 789	3 888	16 355	**4 274**	-3	-11
Sandvik Mining and Construction	3 171	3 923	3 040	3 273	13 407	**3 936**	+24	+7
Sandvik Specialty Steels	3 842	3 696	3 154	3 151	13 843	**3 562**	-7	-10
Seco Tools[2]	1 125	1 099	1 008	1 037	4 269	**1 051**	-7	-10
Group activities	7	9	9	1	26	7	/	/
Group total	12 570	12 980	11 000	11 350	47 900	**12 830**	+2	-6

Invoiced sales by business area, SEK M	Q1 2001	Q2 2001	Q3 2001	Q4 2001	Full-year 2001	**Q1 2002**	Change %	Change % [1]
Sandvik Tooling	4 258	4 296	3 954	4 053	16 561	**4 107**	-4	-12
Sandvik Mining and Construction	2 984	3 270	3 398	3 849	13 501	**3 464**	+16	-3
Sandvik Specialty Steels	3 690	3 763	3 258	3 817	14 528	**3 200**	-13	-16
Seco Tools[2]	1 103	1 092	1 005	1 059	4 259	**1 027**	-7	-10
Group activities	15	19	15	2	51	**2**	/	/
Group total	12 050	12 440	11 630	12 780	48 900	**11 800**	-2	-12

Operating profit by business area, SEK M	Q1 2001	Q2 2001	Q3 2001	Q4 2001	Full-year 2001	**Q1 2002**
Sandvik Tooling	878	892	735	459 [3]	2 964 [3]	**701**
Sandvik Mining and Construction	315	351	336	346	1 348	**355**
Sandvik Specialty Steels	317	341	295	328	1 281	**278**
Seco Tools[2]	240	220	165	162	787	**171**
Group activities	-110	-44	-106	-17	-277	**-84**
Group total	1 640	1 760	1 425	1 278 [3]	6 103 [3]	**1 421**

Operating profit by business area, % of invoicing	Q1 2001	Q2 2001	Q3 2001	Q4 2001	Full-year 2001	**Q1 2002**
Sandvik Tooling	21	21	19	11	18	**17**
Sandvik Mining and Construction	11	11	10	9	10	**10**
Sandvik Specialty Steels	9	9	9	9	9	**9**
Seco Tools[2]	22	20	16	15	18	**17**
Group total	14	14	12	10	12	**12**

[1] Change compared with year earlier at fixed exchange rates for comparable units.

[2] As a result of the majority holding in Seco Tools, Sandvik consolidates this company. For comments, refer to the company's report.

[3] Inclusive SEK 340 M items affecting comparability.